



TRANSMONTAIGNE

Sent by Facsimile (202-772-9369)

February 8, 2006

U. S. Securities and Exchange Commission
Attn: Mr. Mark Wojciechowski, Staff Accountant
100 F Street, NE
Washington, DC 20549

Re: TransMontaigne Partners L.P.
Form 10-K for the year ended June 30, 2005

Dear Mr. Wojciechowski,

The purpose of this letter is to confirm my understanding of the telephone conversation held between us on Friday, February 3, 2006.

It is my understanding that the staff of the U. S. Securities and Exchange Commission ("SEC staff") has performed a review of the Annual Report on Form 10-K for the year ended June 30, 2005 filed by TransMontaigne Partners L.P. ("TransMontaigne Partners") on or about September 13, 2005. Based on the results of that review, the SEC staff has orally requested that TransMontaigne Partners disclose in future filings, in accordance with SAB Topic 11B, that TransMontaigne Partners excludes depreciation and amortization expense from its direct operating costs and expenses in computing its net operating margins.

Please be advised that TransMontaigne Partners intends to comply with the SEC staff's request by utilizing the following description on the face of its consolidated statements of operations (emphasis added for illustration purposes in this letter only):

Revenues
Direct operating costs and expenses, **exclusive of depreciation and amortization expense presented separately below**
Net operating margins

Please contact the undersigned at (303) 626-8223 if you have any questions or comments regarding the content of this letter.

Sincerely,

Randall J. Larson
Randall J. Larson
Chief Financial Officer

Cc: Jarry Mittleider—KPMG LLP
Whitney Holmes—Morrison and Foerster LLP

1670 Broadway • Suite 3100 • Denver, CO 80202 • 303-626-8200 (phone) • 303-626-8228 (fax)
Mailing Address: • P.O. Box 5660 • Denver, CO 80217-5660
www.transmontaigne.com